EXHIBIT A
November 19, 2007
Board of Directors
Supertel Hospitality, Inc.
309 N. 5th Street
Norfolk, NE 68701
To the Board of Directors:
Clarus Capital Group Management LP beneficially owns approximately 5.1% of the outstanding common shares of Supertel Hospitality, Inc. (“SPPR” or the “Company”) and we believe we are the Company’s second largest shareholder. We have been investors in the Company for over two years and have been patiently supportive of management’s acquisition strategy. While we continue to believe this strategy is sound, we have grave concerns about the ability of the current management team to execute this strategy. The business of indentifying, financing and integrating acquisitions is complicated and time consuming and we are concerned that SPPR’s senior management (including its 73 year old CEO and its 62 year old CFO) are distracted by personal, health and other issues which are preventing them from fully acting in the best interest of all shareholders. Furthermore, we question why SPPR remains publicly traded. SPPR is one of the smallest publicly traded REITS (and thus incurs disproportionately high public company costs) and management makes very little effort to communicate with the investment community (management does not conduct earnings conference calls and it rarely attends investor conferences or meets with investors).
We believe a more sophisticated and motivated management team could create significant shareholder value from SPPR’s assets through:
1)	Expanding the highly accretive acquisition program to capitalize on the operating leverage inherent in such a strategy;

2)	Monetizing the company’s extensive real estate holdings. SPPR has significant real estate holding, much of which was purchased over 20 years ago and is worth significantly more than its current book value;

3)	Reducing or eliminating the relatively high public company costs; and

4)	Lowering the company’s overall cost of capital, in part by utilizing a more appropriate amount of debt and by utilizing lower cost debt.
We believe SPPR’s stock is dramatically undervalued. It trades at less than 7x 2008E FFO, pays an 8% dividend, has a healthy balance sheet and significantly undervalued real estate. In the past, we have suggested to you (in private communications) that because of its tiny market capitalization SPPR would have difficulty achieving an appropriate valuation in the public market and that shareholders would be best served through a sale of the company. Since you have elected not to accept our advice (and your stock price has continued to decline), we are now publicly demanding that you hire a prominent investment bank to explore strategic alternatives for enhancing shareholder value, including the sale of the company. We have studied SPPR and its industry in detail and believe SPPR’s shareholders would be best served through the outright sale of the company. Furthermore, we believe there are strategic and financial buyers who would be interested in acquiring the company if they were given the opportunity to do so.
We are the company’s second largest shareholder so it should be apparent that we have nothing but SPPR’s shareholders’ best interests in mind. As board directors you have a fiduciary responsibility to act in the best interests of all SPPR’s shareholders and we expect you to aggressively and proactively act in order to maximize shareholder value.
Sincerely,
Ephraim Fields